
07069844

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 29 2007
WASH. D.C.
185 SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Period Ended
December 31, 2006

Commission File Number 1-5263
(The Lubrizol Corporation)

A. Full title and address of Plan:

The Lubrizol Corporation Employees'
Profit Sharing and Savings Plan
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

REQUIRED INFORMATION

Listed below are all of the exhibits and financial statements filed as part of the annual report:

a. Exhibits – Consent of Independent Registered Public Accounting Firm

Consent of Hausser & Taylor LLC

b. Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005.

Notes to Financial Statements for the Years Ended December 31, 2006 and December 31, 2005.

Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) as of December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE LUBRIZOL CORPORATION
EMPLOYEES' PROFIT SHARING
AND SAVINGS PLAN

Date: June 27, 2007

By: Leslie M. Reynolds
L. M. Reynolds

Title: Chair, Employee Benefits
Administrative Committee

EXHIBIT INDEX

The Lubrizol Corporation Employees' Profit Sharing and Savings Plan

Financial Statements for the
Years Ended December 31, 2006 and 2005
Supplemental Schedule as of
December 31, 2006 and
Report of Independent Registered
Public Accounting Firm

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

TABLE OF CONTENTS

H+T HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

1001 Lakeside Avenue East, Suite 1400 • Cleveland, Ohio 44114-1152 216/523-1905 • FAX: 216/522-1490 • www.hausser.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Employee Benefits Administrative Committee of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLC

Cleveland, Ohio
June 27, 2007

Cleveland Elyria Akron Canton Columbus

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Investments		
At fair value:		
Lubrizol stock funds	$ 87,876,071	$ 88,563,388
Mutual funds	234,382,122	131,373,862
Common collective trust funds	314,630,933	205,616,218
Participant loans	12,315,720	6,715,755
Total investments	649,204,846	432,269,223
Receivables		
Contributions	6,199,602	4,566,058
Accrued income	6,266	4,933
Transfer from merged plans	-	203,086,402
Total assets	655,410,714	639,926,616
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	655,410,714	639,926,616
BENEFIT-RESPONSIVE INVESTMENT CONTRACT		
Adjustment from fair value to contract value	345,323	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 655,756,037	$ 639,926,616

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
Investment income:		
Dividend income - Lubrizol common stock	$ 2,016,956	$ 1,984,592
Interest and other dividend income	12,112,816	7,530,272
Other income	8,974	48,189
Net appreciation in fair value of investments	55,370,821	29,675,111
Total investment income	69,509,567	39,238,164
Contributions:		
Participants	26,149,274	14,128,541
Employer	13,758,089	7,183,193
Total additions	109,416,930	60,549,898
DEDUCTIONS:		
Redemption fees charged by mutual funds	8,236	6,278
Distributions to participants	27,531,877	29,915,300
Total deductions	27,540,113	29,921,578
NET INCREASE PRIOR TO TRANSFERS	81,876,817	30,628,320
TRANSFER IN FROM MERGED PLAN	-	203,086,402
TRANSFER OUT TO DIVESTED OPERATIONS	(66,047,396)	-
INCREASE IN NET ASSETS	15,829,421	233,714,722
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of the year	639,926,616	406,211,894
NET ASSETS AVAILABLE FOR BENEFITS—End of the year	$ 655,756,037	$ 639,926,616

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Lubrizol Corporation (the "Company" or "Plan Sponsor") established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement and employee ownership of common shares of the Company. The Plan also allows employees to share in the profits of the Company. The Plan is subject to the reporting and disclosure requirements, vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended.

On November 14, 2005 the Plan Sponsor amended and restated the Plan to provide for the merger of the following Plans into The Lubrizol Corporation Employees' Profit Sharing and Savings Plan effective the close of business December 30, 2005: The Noveon Inc., Retirement Savings Plan, The Noveon Inc., Retirement Savings Plan for Wage Employees, The CPI Engineering Services, Inc. Employee Profit Sharing Plan and The CPI Engineering Services, Inc. Employees' Pension Plan. The net assets of these plans were $158,354,774, $38,029,501, $3,950,492 and $2,751,635 respectively at December 31, 2005. The physical transfer of these assets into the plan took place on January 3, 2006.

On May 1, 2006 The Lubrizol Corporation completed the sale of its food ingredients and industrial specialties businesses to Emerald Performance Materials, LLC., an affiliate of Sun Capital Partners, Inc. A total of 628 plan participants were affected by this sale. The Plan was amended to fully vest any of these participants who, as of the date of sale, were not vested in their account balance. In June 2006 assets in the amount of $64,714,467, including participant loan balances, were transferred to Met Life, the recordkeeper and trustee for the 401(k) plan established by Emerald Performance Materials, LLC for its employees. Additional assets in the amount of $1,332,929 were transferred to Met Life in August 2006. These additional assets represented the amount of funds for approximately 12 employees of Noveon Kalama, Inc. that had been held in the brokerage account in the Noveon, Inc. Retirement Savings Plan for Wage Employees ("Wage Plan"), which had been merged into the Plan effective with the close of business on December 31, 2005. These amounts that had been held in the brokerage account in the Wage Plan were subject to the Opinion and Award against Noveon Kalama, Inc. dated April 29, 2006 in the Matter of Arbitration between Noveon Kalama, Inc. and International Chemical Workers Union Council/UFCW Local 747-C ("Opinion") and were transferred to Met Life pursuant to the terms of the Opinion.

Administration—The Plan is administered by the Employee Benefits Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Committee's powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and time of benefit distributions and authorization of disbursements from the Plan.

The assets of the various funds are maintained and administered by a bank acting as Trustee. The Plan agreement provides that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. The Plan's trustee is State Street Bank and Trust Company and the Plan's recordkeeper is CitiStreet.

The Board of Directors of the Company appoints the Retirement and Savings Plans Investment Committee of the Plan, whose duties include a review of the general investment policy and procedures of the Trustee and performance of various investment managers and investment oversight of the General Fund prior to the elimination of the General Fund as an investment option effective December 31, 2005.

Participation and Contributions—All regular employees of the Company and participating subsidiaries are eligible for participation on the first day of covered employment.

Effective January 1, 2006 the combined before-tax contribution ("CODA Contribution") and after-tax contribution ("Supplemental Contribution") increased to 75% of eligible compensation for both highly and non-highly compensated employees. The Company Matching Contribution increased to 50% of an employee's combined CODA and Supplemental Contributions up to 6% of the employee's eligible compensation.

Prior to 2006, eligible employees were able to elect a base salary deduction ranging from 1% to 18% (16% for highly compensated employees), subject to the limitations of the Internal Revenue Code, and to have such amount contributed to the Plan as a CODA Contribution. The Company contributed a matching contribution to the Plan in an amount equal to 50% of an employee's CODA Contribution up to 4% of the employee's base salary.

Eligible employees were also able to make contributions ranging from 1% to 18% (16% for highly compensated employees) of their base salary as a Supplemental Contribution, provided that the total of an employee's CODA and Supplemental Contributions did not exceed 18% (16% for highly compensated employees).

CODA and Company Matching Contributions are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan. Supplemental Contributions are made on an after-tax basis and are therefore included in the participants' taxable income in the period of contribution. For purposes of allocating Plan contributions, compensation is limited to a maximum of $220,000 for 2006 and $210,000 for 2005.

Also effective January 1, 2006 the definition of eligible compensation was expanded to include overtime, commission bonus, variable pay, gainsharing, lead pay, cash awards, merit payments and fire pay.

Employees who turned at least age 50 during 2006 or 2005 were eligible to elect to make an additional before-tax Catch-up Contribution of up to $5,000 in 2006 and $4,000 in 2005 if they met one of the following conditions:

a. Elected to make before-tax contributions of 75% of eligible compensation in 2006; or 18% of eligible compensation or 16% for highly compensated employees in 2005, or

b. Contributed at least $15,000 for the Plan year ($14,000 in 2005).

The Company also contributes a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan ("Profit Sharing Contributions"). Profit Sharing Contributions are determined by the Board of Directors of the Company and are allocated to each participant's profit sharing account based upon year end compensation of the employee, as defined in the Plan document. For purposes of allocated Profit Sharing Contributions, compensation is limited to the annual maximum set by the Internal Revenue Service. In addition, income from investments, gains or losses on sales of investments, and appreciation or depreciation in the market value of investments are allocated daily to participants' accounts.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment of Contributions—Participants elect investment of their CODA Contributions and Supplemental Contributions in one or more of the Plan's investment funds (excludes the Profit Sharing Lubrizol Stock Fund and the Participant Loan Fund) in 1% increments. All participants, regardless of age or vested ownership percentage, are able to direct the investment of the Company Matching Contributions made to their account into any of the 401(k) investment funds. Employees are able to reallocate existing match balances and/or change the investment direction of future Company Matching Contributions. If an employee does not make an investment election regarding Company Matching Contributions, they are invested in the 401(k) Lubrizol Stock Fund.

Prior to 2006, all Profit Sharing Contributions were automatically invested in the General Fund. Participants were able to elect once daily to reallocate a portion or all of their accounts attributable to Profit Sharing Contributions from the General Fund to one or more of the other 401(k) funds. Effective December 31, 2005, the General Fund was eliminated as an investment option in the Plan. Balances in the General Fund were transferred to participants' before-tax investment elections on such date. Participants without before-tax investment elections had their General Fund balances transferred to the appropriate Target Retirement Fund (fund effective date of December 30, 2005) with the date that most closely matched a retirement age of 65. The 2005 Profit Sharing Contribution made on March 13, 2006 was deposited to participants' 401(k) before-tax investment elections.

Effective January 1, 2007 if an employee does not make an investment election, any CODA, Supplemental, Company Matching, Catch-up, and Profit Sharing Contributions will be deposited in a fund that qualifies as a "qualified default investment alternative" as defined by Department of Labor regulations. For the Plan, this would mean the appropriate Target Retirement Fund with the date that most closely matches a retirement age of 65. A participant may elect to change his or her investment elections as to future contributions and may also elect to reallocate a portion or all of past CODA, Supplemental, Company Matching, Catch-up and Profit Sharing Contributions among the available investment funds in increments of 1% of the total amount to be reallocated once daily.

Vesting and Distributions—Effective January 1, 2006 active participants vest in Company Matching Contributions and their beneficial interest in Profit Sharing Contributions at a rate of 33 1/3 % for each full year of eligible service and become completely vested after three years, at retirement or after age 55, upon death, or upon termination of employment due to permanent and total disability. Terminated participants as of December 31, 2005 will follow the previous vesting schedule of 20% for each full year of eligible service. Such employees also become completely vested after five years, at retirement or after age 55, upon death, or upon termination of employment due to permanent and total disability.

Employees with investments in the 401(k) Lubrizol Stock Fund or the Profit Sharing Lubrizol Stock Fund may elect to have the dividends reinvested in Lubrizol common stock or paid in cash. Participants must make the election to receive cash prior to the ex-dividend date for the calendar quarter in which the dividend will be paid.

Participants may request voluntary withdrawals of their Supplemental Contributions only once every six months, excluding hardship withdrawals. Participants may also apply for hardship withdrawals from their CODA Contributions, subject to adherence to Internal Revenue Service regulations as determined by the Plan's record keeper, or request of an in-service distribution upon attainment of age 59-1/2. Participants taking a hardship withdrawal must elect the dividend payment option. When a participant's employment terminates, his or her vested account balances will be distributed in a single lump sum.

Effective January 1, 2006 active participants upon attainment of age 55 may request an in-service distribution of Company Matching Contributions. Also effective January 1, 2006 installment distribution payments and partial withdrawal of participants' vested account balances were added as distribution options.

Participant Loans—The Plan provides for a participant loan option. The Plan allows participants to borrow up to the lesser of 50% of the value of their CODA, Rollover and vested Company Matching Contribution accounts or 100% of the value of their CODA and Rollover accounts, not to exceed $50,000. Each participant is restricted to three outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant's account. The repayment period may not be more than five years, except for loans issued to purchase a principal residence, which may be repaid within fifteen years.

Forfeited Accounts—Forfeited nonvested accounts are used to reduce future Company contributions. In 2006 and 2005, Company contributions were reduced by $72,904 and $171,378, respectively, from forfeited nonvested accounts.

2. DESCRIPTION OF THE INVESTMENT FUNDS

The Plan had provided for the establishment of the General Fund, the Profit Sharing Lubrizol Stock Fund, a Participant Loan Fund, and at least three other investment alternatives. The plan was amended effective November 14, 2005 to eliminate the General Fund for Profit Sharing Contributions as of December 31, 2005. In 2005 the 401(k) portion of the Plan offered eleven investment alternatives to participants. Effective December 31, 2005 a new investment fund lineup was established offering eighteen investment alternatives. The Plan maintains separate 401(k) and profit sharing accounts for each participant and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

FUND LINEUP EFFECTIVE DECEMBER 31, 2005:

Profit Sharing Funds:

Profit Sharing Contributions are deposited to participants' 401(k) before-tax investment elections. Participants without before-tax investment elections have their Profit Sharing Contribution deposited to the appropriate Target Retirement Fund with the date that most closely matches a retirement age of 65.

The Profit Sharing Lubrizol Stock Fund assets are invested in common shares of the Company. This fund holds pre-1983 contributions that individuals have chosen to leave in Lubrizol common stock in the Profit Sharing Lubrizol Stock Fund. No contributions are made to this fund. All cash dividends are used to repurchase additional shares of Lubrizol stock. Distributions from this fund are in common shares and cash in lieu of fractional shares or, at the participant's election, entirely in cash. Participants in the Profit Sharing Lubrizol Stock Fund have a one way option to transfer all or any part of their beneficial interest to any of the 401(k) funds in the plan.

401(k) Funds:

The Stable Value Fund is managed by Deutsche Asset Management and invests in stable value investment contracts, issued by banks, insurance companies and other financial institutions and a diversified portfolio of fixed income instruments including U.S. Government and agency securities, mortgage-backed securities, asset-backed securities, corporate bonds, interest rate futures and options.

The Core Fixed Income Fund invests in an actively managed collective trust fund, the PIMCO Total Return Fund, which invests in fixed income instruments including U.S. Government and corporate bond securities, mortgage and asset-backed securities, U.S. dollar and non-U.S. dollar denominated securities of non-U.S. issuers.

The Target Retirement Income Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 25% equities and 75% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date within a few years.

The Target Retirement 2010 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 40% equities and 60% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date on or within a few years of 2010.

The Target Retirement 2020 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 65% equities and 35% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date on or within a few years of 2020.

The Target Retirement 2030 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 80% equities and 20% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date on or within a few years of 2030.

The Target Retirement 2040 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 90% equities and 10% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date on or within a few years of 2040.

The Large Cap Passive Core Equity Fund invests in an index fund, the SSgA S&P 500 Index Fund, maintained by the Trustee as part of a collective trust fund which invests in the common stocks included in the Standard & Poor's 500 Index, futures contracts and other derivative securities designed to replicate the performance of the common stocks included in the Standard & Poor's Composite Stock Price Index.

The Large Cap Equity Active Core Fund invests in a mutual fund, the Legg Mason Value Trust Fund, which invests in a concentrated portfolio of common and preferred stocks and securities convertible into common stocks.

The Large Cap Equity Value Fund invests in a mutual fund, the MFS Value Fund which invests in equity securities believed to be undervalued.

The Large Cap Equity Growth Fund invests in a mutual fund , the American Century Investments Ultra Fund which invests in equity and equity-like securities which are growing at, or are expected to grow at, an accelerated pace relative to other securities.

The Mid Cap Equity Value Fund invests in a mutual fund, the RS Value Fund, which invests in equity securities which are believed to be selling at attractive prices relative to their potential value.

The Mid Cap Equity Growth Fund invests in a mutual fund, the Evergreen Mid Cap Growth Fund, which invests primarily in securities of companies which are believed to have above-average earnings growth potential.

The Small Cap Equity Value Fund invests in a mutual fund, the Wells Fargo Advantage Small Cap Value Fund, which invests primarily in a portfolio of commons stocks of small capitalization companies which are believed to be undervalued versus their peer group and have the greatest potential for significant appreciation.

The Small Cap Equity Growth Fund invests in a mutual fund, the Kalmar Growth with Value Small Cap Fund, which invests primarily in a concentrated portfolio of common stocks of small market capitalization companies which while growing vigorously, are less followed by other investors, and are inefficiently valued.

The International Equity Core Fund invests in a mutual fund, the Fidelity Advisors Diversified International Fund, which invests in a diversified portfolio of common stocks and other equity-like securities of companies based outside the United States.

The International Small Cap Equity Fund invests in a mutual fund, the Laudus Rosenberg International Small Cap Fund, which invests in a diversified portfolio of equity securities of smaller companies that are traded principally outside the United States.

The 401(k) Lubrizol Stock Fund consists of common shares of the Company and temporary investments in the Trustee's State Street Short Term Fund.

The Participant Loan Fund consists of investments in loans to Plan participants in accordance with the Plan provisions.

Participant distributions from the Stable Value Fund, Core Fixed Income Fund, Target Retirement Income Fund, Target Retirement 2010 Fund, Target Retirement 2020 Fund, Target Retirement 2030 Fund, Target Retirement 2040 Fund, Large Cap Passive Core Equity Fund, Large Cap Equity Active Core Fund, Large Cap Equity Value Fund, Large Cap Equity Growth Fund, Mid Cap Equity Value Fund, Mid Cap Equity Growth Fund, Small Cap Equity Value Fund, Small Cap Equity Growth Fund, International Equity Core Fund, International Small Cap Equity Fund will be paid in cash; amounts distributed from the 401(k) Lubrizol Stock Fund and the Profit Sharing Lubrizol Stock Fund will be paid in the form of common shares of the Company or their cash equivalent at the election of the participants or their beneficiaries.

The value of all funds and the interests of participants under each fund are calculated on a daily basis (based on the best information available, which may include estimated values).

FUND LINEUP JANUARY 1, 2005 – DECEMBER 30, 2005:

Profit Sharing Funds:

The General Fund held all profit sharing contributions made by the Company, except for those pre-1983 contributions that individuals had chosen to leave in Lubrizol common stock in the Profit Sharing Lubrizol Stock Fund. The General Fund invested in a variety of domestic and international equities, mutual funds, a real estate common collective trust fund, short-term investments, and Lubrizol common stock. The short-term investments were money market funds.

The Profit Sharing Lubrizol Stock Fund assets were invested in common shares of the Company. No contributions were made to this fund. All cash dividends were used to repurchase additional shares of Lubrizol stock. Distributions from this fund were in common shares and cash in lieu of fractional shares or, at the participant's election, entirely in cash. Participants in the Profit Sharing Lubrizol Stock Fund had a one way option to transfer all or any part of their beneficial interest to the General Fund at any time. Effective January 1, 2006 participants have a one way option to transfer all or any part of their beneficial interest to any of the 401(k) funds.

401(k) Funds:

The Stable Value Fund invested in a portfolio of high quality fixed income instruments which may have included government and corporate bonds, investment contracts issued by banks, insurance and other financial companies, and other fixed income obligations intended to provide a stable rate of return while seeking to preserve principal value.

The Core Bond Fund invested in a mutual fund, the JP Morgan Bond Fund A, which invested in fixed income instruments including U.S. Government and agency securities, investment grade corporate bonds and mortgage- and asset-backed securities.

The Balanced Fund invested in a mutual fund, the American Funds American Balanced Fund, which invested in a broadly diversified portfolio of securities from the domestic equity and fixed income markets.

The Large Cap Value Fund invested in a mutual fund, the MFS Value Fund which invested in equity securities believed to be undervalued.

The Equity Index Fund invested in an index fund, the SSgA S&P 500 Index Fund, maintained by the Trustee as part of a collective trust fund which invested in the common stocks included in the Standard & Poor's 500 Index, futures contracts and other derivative securities designed to replicate the performance of the common stocks included in the Standard & Poor's Composite Stock Price Index.

The Mid Cap Value Fund invested in a mutual fund, the JP Morgan Mid Cap Value Fund A, which invested in equity securities of medium-sized U.S. companies with market capitalizations between $1 billion and $20 billion and were believed to be undervalued.

The Equity Growth Fund invested in a mutual fund, the Legg Mason Value Trust Fund, which invested in a concentrated portfolio of common and preferred stocks and securities convertible into common stocks.

The International Equity Fund invested in a mutual fund, the American Funds EuroPacific Growth Fund A, which invested in a diversified portfolio of common stocks and other securities of companies based outside the United States, primarily in large industrial nations.

The Small-Mid Cap Growth Fund invested in a mutual fund, the Franklin Small-Mid Cap Growth Fund A, which invested primarily in a diversified portfolio of common stocks of small size domestic companies with market capitalizations of less than $1.5 billion.

The Small Cap Growth Fund invested in a mutual fund, the Harris Small-Cap Opportunity Fund, which normally invested 80% of its assets in the securities of smaller capitalization companies.

The 401(k) Lubrizol Stock Fund consisted of common shares of the Company and temporary investments in the Trustee's State Street Short Term Fund.

The Participant Loan Fund consisted of investments in loans to Plan participants in accordance with the Plan provisions.

Participant distributions from the Stable Value Fund, Core Bond Fund, Balanced Fund, Large Cap Value Fund, Equity Index Fund, Mid Cap Value Fund, Equity Growth Fund, International Equity Fund, Small-Mid Cap Growth Fund, and Small Cap Growth Fund were paid in cash; amounts distributed from the 401(k) Lubrizol Stock Fund and the Profit Sharing Lubrizol Stock Fund were paid in the form of common shares of the Company or their cash equivalent at the election of the participants or their beneficiaries. Distributions from the General Fund were paid in cash or, at the participant's election, partially in cash and common shares of the Company, as provided in the Plan.

The value of all funds and the interests of participants under each fund were calculated on a daily basis (based on the best information available, which may include estimated values).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments are accounted for at cost on the trade-date and are reported in the Statement of Net Assets Available for Benefits at fair value except for guaranteed investment contracts included in the Stable Value Fund, which are reported at contract value. Investments stated at fair value are valued using quoted market prices or at values determined by the Trustee based on the market values of the underlying investments. Guaranteed investment contracts are stated at values equivalent to cost plus reinvested interest. Employee loans are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date.

Tax Exempt Status—The Plan obtained its latest determination letter dated April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended and restated since receiving this determination letter. However, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Expenses—At the current time, there are no fees charged to participants for plan administrative and operating expenses. Currently, plan administrative and operating expenses incurred are either paid by the Company or are offset by revenue sharing payments received by the plan trustee and recordkeeper from investment fund managers for providing administrative, recordkeeping and other plan services which the fund managers may have otherwise have had to provide. Such payments made by investment fund managers to the plan service providers are made from the total expense charges paid by participants investing in the funds offered under the plan. The Company monitors the payments received by the plan service providers to ensure that these are properly used for qualifying plan administrative and operating expenses. The Company also reserves the right to initiate charges to participants for plan administrative and operating costs in future periods if offsetting revenue sharing payments are not sufficient to cover such costs. Redemption Fees imposed by The PIMCO Total Return Fund and the Fidelity Advisors Diversified International Fund in 2006 and The Harris Small Cap Opportunity Fund and the Franklin Small-Mid Cap Growth Fund in 2005 have been paid by the affected participants.

Payment of Benefits—Benefits are recorded when paid.

4. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets available for benefits.

	December 31 2006	December 31 2005
Investment funds:		
Stable Value Fund	$ 133,910,634	$ 78,512,971
State Street Bank & Trust Company, SSgA S&P 500 Index Fund, 6,097,930 and 5,259,048 units respectively	107,738,947	80,255,344
401(k) Lubrizol Stock Fund		
Lubrizol Corporation Common Stock, 1,497,738 and 1,439,119 shares, respectively	75,081,606	62,500,938
State Street Short Term Fund	1,034,740	15,175,919
Total	76,116,346	77,676,857
Fidelity Investments, Fidelity Advisors Diversified International Fund, 2,981,137 and 1,836,006 units respectively	68,894,086	39,235,457
LM Advisors, Legg Mason Value Trust Fund, 500,603 and 456,513 units respectively	39,727,820	33,996,508

The Plan's investments (including investments bought, sold and held during the year) appreciated / depreciated in value as follows:

	Years Ended December 31 2006	Years Ended December 31 2005
Lubrizol common stock	$ 12,021,201	$ 11,193,620
Investment funds:		
Mutual funds	16,145,815	11,282,168
Common collective trust funds	27,203,805	10,908,976
Other common stocks	-	(3,709,653)
Total	$ 55,370,821	$ 29,675,111

5. INVESTMENT CONTRACTS WITH THIRD PARTIES

For 2006 the Plan entered into an investment contract with Deutsche Asset Management. Through this contract both traditional and synthetic guaranteed investment contracts (GICs) are held in the Plan's Stable Value Fund. Financial Accounting Standards Board Staff Position's FSP AAG INV-1 and 94-4-1 (FSP) requires that fair value be based upon the standard discounted cash flow methodology as referenced in Financial Accounting Standards Board Statement No. 107 for traditional and separate account GICs and be upon market value for fixed maturity and constant duration synthetic GICs. All contracts are fully benefit-responsive.

As required by the FSP, the Statements of Net Assets Available for Benefits presents the Plan's investments at fair value as well as the adjustment of the Stable Value Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The average yield of the fund during 2006 based on actual realized earnings was 5.28%. The average yield of the fund during 2006 based on the interest rate credited to participants, which includes unrealized gains and losses, was 4.86%.

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%. General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan's ability to transact at book or contract value is probable.

For 2005 the Plan had entered into an investment contract issued by an insurance company including a synthetic investment contract. The synthetic contract included assets placed in a third-party fund and a related wrapper contract that provided that Plan transactions must be executed at contract value. The contracts were included in the Plan's Stable Value Fund at contract value as reported by the Trustee.

charged by the insurance company. Contract value represented contributions made under the contract, plus stated earnings, less plan withdrawals and administrative expenses. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was reset quarterly. The minimum crediting interest rate was 0%. The fund's return on the investment contract during 2005 was 5.82%. The contract had no specified maturity date. The wrapper contract was entered into by the Plan to manage market risk.

Prior to December 31, 2005, the underlying value of the contract was liquidated and invested in a stable value fund. The stable value fund had been reported at market value at December 31, 2005.

6. TRANSACTIONS IN PLAN SPONSOR SECURITIES

The General Fund (in 2005), the Profit Sharing Lubrizol Stock Fund and the 401(k) Lubrizol Stock Fund invest in shares of common stock of the Company. During the years ended December 31, 2006 and 2005, 1,178,470 and 1,307,926 shares, respectively, of Lubrizol common stock at a cost of $51,645,104 and $50,452,821, respectively, were purchased within these funds. All purchased shares were acquired at the then current market value on the open market. Based on additional information received subsequent to 2005, the disclosure of shares purchased in 2005 as well as the cost of those shares has been updated from the prior year's disclosure to reflect the reclassification of the underlying investments within the Lubrizol funds between Lubrizol stock and the State Street Short Term Fund. The total value of the Lubrizol stock funds remains unchanged.

In addition, during the years ended December 31, 2006 and 2005, the funds sold or distributed to participants 1,136,906 and 1,430,459 shares, respectively, of Lubrizol common stock and received proceeds of $50,130,774 and $66,082,484, respectively.

7. OTHER RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8. RISKS AND UNCERTAINTIES

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9. PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of their account balances.

* * * * * *

SUPPLEMENTAL SCHEDULE

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Profit Sharing Lubrizol Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 232,902 Shares	$ 6,978,080	$ 11,675,377
*	State Street Bank & Trust Company	State Street Short Term Fund	84,348	84,348
	Total Profit Sharing Stock Fund		7,062,428	11,759,725
	Stable Value Fund—			
	Deutsche Asset Management	Stable Value Fund - 7,342,839 Units	128,896,559	133,565,311
	Core Fixed Income Fund—			
	PIMCO	PIMCO Total Return Fund - 1,756,679 Units	18,792,565	19,444,518
	Target Retirement Income Fund—			
*	State Street Bank & Trust Company	SSgA Lifecycle Income Fund - 226,923 Units	2,308,803	2,434,542
	Target Retirement 2010 Fund—			
*	State Street Bank & Trust Company	SSgA Lifecycle 2010 Fund - 928,344 Units	9,328,443	10,044,361
	Target Retirement 2020 Fund—			
*	State Street Bank & Trust Company	SSgA Lifecycle 2020 Fund - 2,210,914 Units	22,263,128	24,695,622
	Target Retirement 2030 Fund—			
*	State Street Bank & Trust Company	SSgA Lifecycle 2030 Fund - 983,062 Units	10,077,698	11,217,006
	Target Retirement 2040 Fund—			
*	State Street Bank & Trust Company	SSgA Lifecycle 2040 Fund - 473,462 Units	5,044,695	5,490,626
	Large Cap Passive Core Equity Fund—			
*	State Street Bank & Trust Company	SSgA S&P 500 Index Fund - 6,097,930 Units	83,276,376	107,738,947
	Large Cap Equity Active Core Fund—			
	LM Advisors	Legg Mason Value Trust Fund - 500,603 Units	34,477,176	39,727,820
	Large Cap Equity Value Fund—			
	MFS	MFS Value Fund - 874,549 Units	20,763,941	23,411,676
	Large Cap Equity Growth Fund—			
	American Century	American Century Investments Ultra Fund - 250,919 Units	7,443,518	6,802,405
	Mid Cap Equity Value Fund—			
	RS Investments	RS Value Fund - 910,451 Units	22,911,229	24,973,662
	Mid Cap Equity Growth Fund—			
	Evergreen	Evergreen Mid Cap Growth Fund - 3,931,339 Units	21,779,893	24,452,926

* Indicates a party-in-interest to the Plan.

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Small Cap Equity Value Fund—			
	Wells Fargo	Wells Fargo Adv. Small Cap Value Fund - 1,134,562 Units	$ 17,376,707	$ 17,937,421
	Small Cap Equity Growth Fund—			
	Kalmar Pooled Investment Trust	Kalmar Growth Value Small Cap Fund - 421,782 Units	7,108,693	7,090,150
	International Equity Core Fund—			
	Fidelity Investments	Fidelity Advisors Diversified Intl. Fund - 2,981,137 Units	65,398,392	68,894,086
	International Small Cap Equity Fund—			
	Laudus Funds	Laudus Rosenberg Intl. Small Cap Fund - 996,314 Units	20,730,880	21,091,976
	401(k) Lubrizol Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 1,497,738 Shares	61,443,480	75,081,606
*	State Street Bank & Trust Company	State Street Short Term Fund	1,034,740	1,034,740
	Total Company Common Stock Fund		62,478,220	76,116,346
	Participant Loan Fund—			
*	Loans to Participants	Various participant loans with interest rates ranging from 5.00% to 10.50%	-	12,315,720
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$ 567,519,344	$ 649,204,846

* Indicates a party-in-interest to the Plan.

END

(Concluded)